July 31, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Amendment No. 1 to

Registration Statement on Form N-2

Filed July 25, 2014

File Nos. 814-00854 and 333-196969

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below is a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission we received in a telephone conversation with the Staff on July 30, 2014 with respect to Amendment No. 1 to the above referenced Registration Statement on Form N-2 filed on July 25, 2014 (the “Registration Statement”).

The Company today has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response. Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 2.

Larry L. Greene

Securities and Exchange Commission

General

1.	We note your response to Comment 3 in our letter dated July 23, 2014. Because the disclosure in the prospectus provides only a generic description of the debt securities that the Fund may issue, please provide a representation that the Fund will not file a prospectus supplement for a take-down of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the staff.

Response:

In response to the Staff’s comment, the Company respectfully represents to the Staff that the Company will not file a prospectus supplement for a take-down of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the Staff.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher
Adam E. Fleisher

Enclosure

cc:	Vincent J. DiStefano

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP